

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2010

Russell C. Taylor
President and Chief Executive Officer
Cellu Tissue Holdings, Inc.
1855 Lockeway Drive, Suite 501
Alpharetta, GA 30004

>   **Re: Cellu Tissue Holdings, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 19, 2010**
>   **File No. 001-34606**

Dear Mr. Taylor:

We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your proxy statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments.

Letter to shareholders

1.   Please revise your letter to shareholders and the notice to address the percentage and number of shares voting for the merger proposal required to approve the merger.

Interests of Our Directors and Executive Officers in the Merger, page 4

2.   Please revise to indicate the aggregate amount of proceeds to directors and executive officers from the accelerated vesting of the restricted stock and stock options.

3.   Please revise to indicate the amount of payments to the three executive officers upon termination of employment and also address the amount of the enhanced payment.

4.   Please briefly expand the description of the retention and severance agreement with the one executive officer.

Litigation Relating to the Merger, page 5

5.   Please revise to describe in more detail the class action lawsuits filed against the company.

Who pays for the cost of proxy preparation and solicitation?, page 11

6.   We note that solicitations may be made by facsimile and other means of communication. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in email correspondence and information posted on Web sites and chat rooms, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Merger, page 18

7.   Please revise to disclose the complete mailing address and telephone number of the principal executive offices of each of the parties to the transaction. See Item 14(b)(2) of Schedule 14A.

Background of the Merger, page 18

8.   We note the last sentence of the third full paragraph on page 19. Please revise to specify the "certain matters pertinent to a potential transaction with Clearwater Paper."

9.   We note the last sentence of second paragraph on page 20. Please revise to specify the "potential alternatives" that were discussed.

10.   We note your disclosure on page 20 that your board sought a purchase price above $13.00 per share. Please revise to clarify your board's basis for its determination to seek a higher price.

11.   We note your reference in the third paragraph on page 20 to "certain other strategic alternatives available to our company, including ...." Please revise to specify all of the strategic alternatives Goldman was instructed to consider.

12.   Please revise the sixth paragraph on page 20 to specify the financial information provided to Clearwater Paper.

13.   Please revise the fourth full paragraph on page 21 to specify all of the strategic alternatives Goldman discussed.

14.   Please revise the third full paragraph on page 22 to address in more detail the additional diligence information access given to Clearwater Paper.

15.   Please provide us with copies of the "board books" distributed to the board in connection with its consideration of the transaction.

Opinion of Our Financial Advisor

Selected Companies Analysis, page 35

16.   Please add narrative disclosure after the tabular disclosure on page 35 to explain the results of the analysis.

Illustrative Present Value of Future Share Price Analysis, page 35

17.   Please revise to clarify why multiples ranging from 4.75x to 5.75x were used.

Selective Transactions Analysis, page 36

18.   Please add narrative disclosure after the tabular disclosure on page 37 to explain the results of the analysis.

Certain Material United States Federal Income Tax Consequences of the Merger, page 48

19.   Please revise this section to disclose all of the material federal income tax consequences of the transaction. Please remove "certain" from the sub-heading and anywhere else in this section where it immediately precedes "material."

Litigation Relating to the Merger, page 51

20.   Please provide us with a copy of the complaint for each lawsuit challenging the merger.

Proxy Card

21.   Please revise to indicate that the form of proxy card is a preliminary copy. See Rule 14a-6(e)(1).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Anne Cox
Fax (404) 572-5133